Exhibit 100.1

NICE Back-Office Solution Receives Frost and Sullivan Market
Leadership Europe Award

NICE solution's unique ability to enable staffing based on actual needs rather than guesses, coupled with extensive experience and technical know-how, drive the company’s leading position and prestigious award

Hoboken, N.J., May 17, 2018 – NICE (Nasdaq: NICE) today announced that its Back-Office Proficiency Solution has been recognized with the 2018 European Market Leadership Award by Frost and Sullivan. The NICE solution was named 'Market Leader' following its strong overall performance in the analyst firm's stringent process which assesses every candidate's best practice criteria, in addition to the company's rich experience and distinctive technological know-how in the domain.

In its report, Frost and Sullivan points out "NICE’s Back Office Proficiency Solution enables businesses to generate insights from their back-office, a department that despite being two to three times the size of the front office largely lacks management applications and tools. The solution combines NICE's experience and technical know-how. NICE offers its clients a tool that generates actionable insights that allow workflow managers to staff according to actual needs and not guesses. With its strong overall performance, NICE achieves a leadership position in back-office solutions, and Frost & Sullivan is proud to bestow the 2018 Europe Market Leadership Award to NICE."

NICE Back-office Proficiency Solutions increase efficiency via the provision of insights on employee motivation, performance, skill set and more. It collects desktop data and offers a central location for measuring, managing and impacting employee behaviors via a performance management component that also offers corrective resources to drive change. The solution provides insights into actual human resource needs, which eliminates guessing and, as a result, prevents over or understaffing, thus improving business efficacy and bottom-line results. To read more about the solution, please click here.

Miki Migdal, President, NICE Enterprise Product Group said: "We're honored to have won Frost and Sullivan's Market Leadership Europe" award for our Back-Office Solution after having shown excellent results in their stringent analysis. From a variety of management applications and tools to data-rich dashboards and analyses on employee performance, behavior, and motivation, our Back-Office solution comprises all necessary components which integrate and work together to elevate performance and positively impact business results. This award is yet another stamp of approval that our solution is the unparalleled leader in the Back-Office Solutions domain.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.